United States securities and exchange commission logo





                          July 12, 2021

       Paul Peter Tak, M.D., Ph.D.
       Chief Executive Officer and President
       Candel Therapeutics, Inc.
       117 Kendrick St Suite 450
       Needham, MA 02494

                                                        Re: Candel
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 25, 2021
                                                            File No. 333-257444

       Dear Dr. Tak:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 25, 2021

       Business
       Corporate History and Our Team and Investors, page 102

   1. We note your disclosure on page 103 regarding the formation of your Research Advisory
                                                        Board. Please expand
your disclosure to describe the role of the board, how board members are selected,
the term of service and any compensation you pay to board
                                                        members.
       Description of Capital Stock
       Warrants, page 173

   2. Please revise to identify the two investors who own all of the Unconditional Series B
                                                        Warrants and the
Conditional Series B Warrants issued in connection with the November
 Paul Peter Tak, M.D., Ph.D.
Candel Therapeutics, Inc.
July 12, 2021
Page 2
      13, 2018 issuance of Series B Preferred Stock. Additionally, disclose the amount of such warrants each investors owns or controls individually. Further disclose the estimated percentage of your voting securities each of the two investors will own or beneficially control following the offering assuming they exercise their Series B Warrants.
Condensed Consolidated Statements of Cash Flows, page F-29

3.    Please revise to state that the statement is unaudited.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.



                                                                Sincerely,
FirstName LastNamePaul Peter Tak, M.D., Ph.D.
                                                                Division of
Corporation Finance
Comapany NameCandel Therapeutics, Inc.
                                                                Office of Life
Sciences
July 12, 2021 Page 2
cc:       Robert E. Puopolo, Esq.
FirstName LastName